SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 2)*

Graybug Vision, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

38942Q103

(CUSIP Number)

David Clark

Elliot Press

Deerfield Management Company, L.P.

345 Park Avenue South, 12th Floor

New York, New York 10010

(212) 551-1600

With a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 16 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 38942Q103	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,713,873 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,713,873 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,873 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 1,713,873 shares of common stock held by Deerfield Private Design Fund III, L.P.

SCHEDULE 13D

CUSIP No. 38942Q103	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,713,873
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,713,873
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 38942Q103	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt HIF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,713,873 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,713,873 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,873 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of 1,713,873 shares of common stock held by Deerfield Healthcare Innovations Fund, L.P.

SCHEDULE 13D

CUSIP No. 38942Q103	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Healthcare Innovations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,713,873
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,713,873
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.95%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 38942Q103	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,853,967 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,853,967 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,853,967 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.60%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of 1,853,967 shares of common stock held by Deerfield Partners, L.P.

SCHEDULE 13D

CUSIP No. 38942Q103	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,853,967
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,853,967
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,853,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.60%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 38942Q103	Page 8 of 16 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,281,713 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,281,713 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,281,713 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.49%
14	TYPE OF REPORTING PERSON PN

(4) Comprised of an aggregate of 5,281,713 shares of common stock held by Deerfield Partners, L.P., Deerfield Healthcare Innovations Fund, L.P. and Deerfield Private Design Fund III, L.P.

SCHEDULE 13D

CUSIP No. 38942Q103	Page 9 of 16 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,281,713 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,281,713 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,281,713 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.49%
14	TYPE OF REPORTING PERSON* IN

(5) Comprised of an aggregate of 5,281,713 shares of common stock held by Deerfield Partners, L.P., Deerfield Healthcare Innovations Fund, L.P. and Deerfield Private Design Fund III, L.P.

SCHEDULE 13D

CUSIP No. 38942Q103	Page 10 of 16 Pages

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (ii) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (iii) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (iv) Deerfield Partners, L.P. (“Deerfield Partners”), (v) Deerfield Mgmt HIF, L.P. (“Deerfield Mgmt HIF”), (vi) Deerfield Healthcare Innovations Fund, L.P. (“Deerfield Healthcare Innovations Fund”), (vii) Deerfield Management Company, L.P. (“Deerfield Management”) and (viii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt III, Deerfield Private Design Fund III, Deerfield Mgmt, Deerfield Partners, Deerfield Mgmt HIF, Deerfield Healthcare Innovations Fund and Deerfield Management, the “Reporting Persons”), as amended by Amendment No. 1 thereto (as amended, the “Schedule 13D”), with respect to the common stock of Graybug Vision, Inc. (the “Company”). Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund and Deerfield Partners are collectively referred to herein as the “Funds”).

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

	(1)	Deerfield Mgmt III

		Number of shares:	1,713,873 (comprised of shares held by Deerfield Private Design Fund III)
		Percentage of shares:	7.95%

	(2)	Deerfield Private Design Fund III

		Number of shares:	1,713,873
		Percentage of shares:	7.95%

	(3)	Deerfield Mgmt

		Number of shares:	1,853,967 (comprised of shares held by Deerfield Partners)
		Percentage of shares:	8.60%

	(4)	Deerfield Partners
		Number of shares:	1,853,967
		Percentage of shares:	8.60%

	(5)	Deerfield Mgmt HIF

		Number of shares:	1,713,873 (comprised of shares held by Deerfield Healthcare Innovations Fund)
		Percentage of shares:	7.95%

	(6)	Deerfield Healthcare Innovations Fund

		Number of shares:	1,713,873
		Percentage of shares:	7.95%

SCHEDULE 13D

CUSIP No. 38942Q103	Page 11 of 16 Pages

(7)	Deerfield Management
	Number of shares:	5,281,713 (comprised of shares held by Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund and Deerfield Partners)
	Percentage of shares:	24.49%

(8)	Flynn

	Number of shares:	5,281,713 (comprised of shares held by Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund and Deerfield Partners)
	Percentage of shares:	24.49%

*Percentage beneficial ownership reported herein reflects 21,562,523 shares of Common Stock outstanding, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed by the Company with the Securities and Exchange Commission on November 10, 2022.

(b)

	(1)	Deerfield Mgmt III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,713,873
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,713,873

	(2)	Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,713,873
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,713,873

	(3)	Deerfield Mgmt HIF

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,713,873
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,713,873

	(4)	Deerfield Healthcare Innovations Fund
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,713,873
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,713,873

SCHEDULE 13D

CUSIP No. 38942Q103	Page 12 of 16 Pages

(5)	Deerfield Mgmt

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,853,967
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,853,967

(6)	Deerfield Partners

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,853,967
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,853,967

(7)	Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,281,713
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,281,713

(8)	Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,281,713
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,281,713

Flynn is the managing member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III, Deerfield Mgmt HIF and Deerfield Management.  Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III; Deerfield Mgmt HIF is the general partner of Deerfield Healthcare Innovations Fund and Deerfield Mgmt is the general partner of Deerfield Partners. Deerfield Management is the investment manager of the Funds.

(c) No Reporting Person has effected any transactions in the Common Stock during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

On November 21, 2022, the Company announced that it had entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with CalciMedica, Inc., a Delaware corporation (“CalciMedica”), and Camaro Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), which provides that upon the terms and subject to the satisfaction of the conditions described therein, Merger Sub will be merged with and into CalciMedica, with CalciMedica surviving such merger as a wholly owned subsidiary of the Company (the “Merger”).  The Merger Agreement also provides that the Company will take all action necessary under applicable law to hold a meeting of the Company’s stockholders for the purpose of seeking approval of: (i) an amendment of the Company’s certificate of incorporation to effect a reverse stock split of all outstanding shares of the Common Stock, (ii) the issuance of Common Stock or other securities of the Company that represent (or are convertible into) more than 20% of the shares of Common Stock outstanding immediately prior to the Merger in connection with the transactions contemplated by the Merger Agreement and the change of control of the Company resulting from such transactions pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively, and (iii) the adoption of the certain incentive plans (collectively, the “Stockholder Proposals”).

SCHEDULE 13D

CUSIP No. 38942Q103	Page 13 of 16 Pages

As a condition to CalciMedica’s willingness to enter into the Merger Agreement, on November 21, 2022, each Fund (and certain other unaffiliated stockholders of the Company) entered into a Support Agreement with CalciMedica (each a “Support Agreement”). Each Support Agreement provides, among other things, that the Fund party thereto will vote all of the shares of Common Stock held by such Fund as of the date of the Support Agreement together with any other shares of Common Stock acquired by such Fund (collectively, the “Subject Shares”): (i) in favor of adopting the Merger Agreement and approving the Merger, the Stockholder Proposals, and the other transactions and actions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the consummation of the Merger and (iii) against any acquisition proposal with respect to the Company or Merger Sub.

Each Support Agreement further provides that, in the event and to the extent the Fund party thereto fails to vote its Subject Shares in accordance with the Support Agreement at any applicable meeting of the Company’s stockholders, such Fund shall be deemed to have irrevocably granted to, and appointed, the Company as attorney-in-fact and proxy for and on behalf of such Fund, for and in the name, place and stead of such Fund, to vote the Subject Shares in accordance with the Support Agreement and take certain related actions. Each Fund also agreed, pursuant to its Support Agreement, not to transfer any of its Subject Shares or any interest therein, except in accordance with the Support Agreement or pursuant to the Merger Agreement, subject to customary exceptions set forth in the Support Agreement.

The foregoing summary of the Support Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is incorporated by reference as Exhibit 3 hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit 3	Form of Support Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 22, 2022)

Exhibit 99.3	Power of Attorney previously filed as Exhibit 24 to a Form 4 with regard to DA32 Life Science Tech Acquisition Corp. filed with the Securities and Exchange Commission on August 3, 2021 by Deerfield Partners, L.P., Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and James E. Flynn.

SCHEDULE 13D

CUSIP No. 38942Q103	Page 14 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2022

DEERFIELD MGMT III, L.P.
By: J.E. Flynn Capital III, LLC, General Partner

	By:	/s/ Jonathan Isler
	Name:	Jonathan Isler
	Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By: Deerfield Mgmt III, L.P., General Partner
By: J.E. Flynn Capital III, LLC, General Partner

	By:	/s/ Jonathan Isler
	Name:	Jonathan Isler
	Title:	Attorney-in-Fact

DEERFIELD MGMT HIF, L.P.
By: J.E. Flynn Capital HIF, LLC, General Partner

	By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

DEERFIELD HEALTHCARE INNOVATIONS FUND, L.P.
By: Deerfield Mgmt HIF, L.P., General Partner
By: J.E. Flynn Capital HIF, LLC, General Partner

	By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

DEERFIELD PARTNERS, L.P.
By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital, LLC, General Partner

	By:	/s/ Jonathan Isler
	Name:	Jonathan Isler
	Title:	Attorney-in-Fact

SCHEDULE 13D

CUSIP No. 38942Q103	Page 15 of 16 Pages

DEERFIELD MGMT, L.P.
By: J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.
By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

SCHEDULE 13D

CUSIP No. 38942Q103	Page 16 of 16 Pages

Exhibit Index

Exhibit
Number	Description

Exhibit 3	Form of Support Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 22, 2022)

Exhibit 99.3	Power of Attorney previously filed as Exhibit 24 to a Form 4 with regard to DA32 Life Science Tech Acquisition Corp. filed with the Securities and Exchange Commission on August 3, 2021 by Deerfield Partners, L.P., Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and James E. Flynn.